Filed Pursuant to Rule 433

Dated July 31, 2019

Registration Statement Nos. 333-210880

CIM Commercial Trust I Series A Preferred Stock and Warrants Shareholder Brochure This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. An offering is made only by the prospectus. This material must be preceded or accompanied by a prospectus.

## Free Writing Prospectus

Filed pursuant to Rule 433 | July, 2019 | Reg. No. 333-210880

CIM Commercial Trust Corporation (the "Company") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates.

Before you invest, you should read the prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting the Company's website at shareholders.cimcommercial.com. Alternatively, you may request to receive a prospectus by calling toll-free at 1-866-341-2653. You may also access the prospectus for free on the SEC website at www.sec.gov.

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## Important Disclosures

An investment in the securities described herein involves risks and other considerations, including the ones described below. Before you invest, you should read the prospectus and other documents that CIM Commercial Trust Corporation ("CMCT" or "CIM Commercial Trust") filed with the Sec urities and Exchange Commission ("SEC") for more complete information about CMCT and the risks and other considerations relating to the securities described herein. Any terms of securities described herein represent a general overview of certain selected terms and are qualified in their entirety by reference to the prospectus and other documents that CIM Commercial Trust filed with the SEC.

- There is no public market for the Series A Preferred Stock or Warrants and CMCT does not expect one to develop.
- The Series A Preferred Stock is subordinate to all of CMCT's existing and future debt and liabilities and those of CMCT's subsidiaries. The terms of CMCT's Series A Preferred Stock do not contain any financial covenants and do not restrict how CMCT can use the proceeds of the offering. CMCT's future debt may include restrictions on our ability to pay dividends to preferred stockholders or make redemptions in the event of a default under the debt facilities or under other circumstances.
- Shares of Series A Preferred Stock may be redeemed for shares of Common Stock, which ranks junior to the Series A Preferred Stock with respect to dividends and upon liquidation.
- From and after the fifth anniversary of the date of original issuance of any shares of Series A Preferred Stock, CMCT has the right (but not the obligation) to redeem such shares at 100% of the Series A Stated Value, initially $25 per share, plus any accrued but unpaid dividends, without your consent.
- The cash distributions holders of Series A Preferred Stock receive may be less frequent or lower in amount than described herein.
- Holders of CMCT securities will be subject to inflation risk and the risk that interest rates may increase.
- The exercise price for the Warrants will be established based on CMCT's estimated net asset value ("NAV") per share, which value may not be indicative of the price at which the shares of CMCT's Common Stock for which the Warrants may be exercised would trade.
- CMCT's operating performance is subject to risks associated with the real estate industry. A significant portion of CMCT's properties, by aggregate net operating income and square feet, are located in California. CMCT is dependent on the California real estate market and economies, and is therefore susceptible to risks of events in that market that could adversely affect its business.

## Forward-Looking Statements

The information set forth herein contains "forward-looking statements." You can identify these statements by the fact that they do not relate strictly to historical or current facts or discuss the business and affairs of CIM Commercial Trust Corporation ("CMCT," "CIM Commercial Trust," or the Company) on a prospective basis. Further, statements that include words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue," "pursue," or "should" or the negative or other words or expressions of similar meaning, may identify forward-looking statements.

CIM Commercial Trust bases these forward-looking statements on particular assumptions that it has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. The forward-looking statements are necessary estimates reflecting the judgment of CIM Commercial Trust and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including those set forth in CIM Commercial Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the Registration Statement on Form S-11 (Reg. No 333-210880) relating to the Series A Preferred Stock and Warrants.

As you read and consider the information herein, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date hereof. These forward-looking statements involve risks, uncertainties and assumptions. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact transpire. New factors emerge from time to time, and it is not possible for CIM Commercial Trust to predict all of them. Nor can CIM Commercial Trust assess the impact of each such factor or the extent to which any factor, or combination of factors may cause results to differ materially from those contained in any forward-looking statement. CIM Commercial Trust undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

2 www.cimgroup.com | © 2019 CCO Group | CMCT CIM Commercial Trust Corporation

# Retirement (In)security*

Amid an uncertain political and economic climate, planning for retirement is a challenge for individuals across multiple generations. Many are legitimately concerned that they will outlive their savings as Social Security benefits may be discontinued and healthcare costs continue to rise.[1]

### Justified Concerns

The U.S. population is growing older and living longer, and will likely face increased expenses with fewer traditional sources of fixed income. According to projections, **the Medicare fund is expected to be depleted by 2029 and the Social Security fund by 2034.**[2]

**Estimated U.S. Population of Persons Ages 65 and Up**[3]


100M
80M
60M
40M
20M
0M
98 Million
Ages 65-84
Ages 85+
1960
1970
1980
1990
2000
2010
2014
2020
2030
2040
2050
2060

**Total estimated retirement healthcare costs for 65-year-old couples**[4]


$280K
$240K
$200K
$180K
75% Increase from 2002 to 2018
2002
2005
2010
2015
2018

1) Northwestern Mutual, 1 In 3 Americans Have Less Than $5,000 In Retirement Savings, 2018.
2) Social Security and Medicare Boards of Trustees, A Summary of the 2017 Annual Reports, 2017.
3) PBR analysis of data from the U.S. Census Bureau. 4) Fidelity Investments, 2018.
*There can be no guarantee that dividends to be paid on the Series A Preferred Stock or any other securities of CMCT would be sufficient to cover healthcare or any other expenses.

CMCT CIM Commercial Trust Corporation | © 2019 CCO Group | www.cimgroup.com 3

Investment Mix One of the most widely referenced financial rules of thumb asserts that to successfully fund a 30-year retirement, individuals should adhere to an annual withdrawal rate of four percent.1 Achieving a stable 4% return rate with traditional investments today is more difficult than in past periods. Traditional income-oriented investments like treasuries and COs are historically low and offer a limited income stream. Equities are near all-time highs but susceptible to market fluctuations. Treasury yields are near historic lows.2 U.S. Government 10-Year Treasury Yields (12/30/94- 12/31/18) 1% -- 0% -- 1994 1996 1998 2000 2002 2004 2006 Savings instruments are near all-time lows.2 Bloomberg CD 12-Month Rate (11/29/96- 12/31/18) 8% 7% 6% 5% 0%-- 1996 1998 2000 2002 2004 2006 2008 2008 2010 2010 2012 2014 2016 2018 2012 2014 2016 2018 1) CNN Money, Three Things You Need To Know About the 4% Rule, February 2018. 2) Bloomberg. The above graphs are intended to illustrate economic trends and are not representative of any investment. 3) Dividends are cumulative and represent an obligation of the Company but are not guaranteed and may be decreased or suspended altogether at CMCT's discretion. Holders of the Series A Preferred Stock are subject to inflation risk. 4 www.cimgroup.com I © 2019 ceo Group I CMCT CIM Commercial Trust Corporation

To fund longer and more costly retirements, individuals need additional alternatives for sources of income.3 CMCT CIM Commercial Trust Corporation I © 2019 ceo Group I www.cimgroup.com 5

What Is Preferred Stock? Preferred stock is a class of ownership in a corporation that generally has a higher priority claim on the company's assets and/or earnings than does common stock. It is often considered a fixed income alternative because it typically pays a fixed dividend to shareholders. Preferred Stock May Provide: Greater Capital Preservation than Common Stock1 » Strategy aims to conserve and return the value of shareholders' capital » Common stock provides a buffer for possible impairments to the value of preferred stock » Unit price of preferred stock does not fluctuate with market movements Current lncome2 » Dividend payments are typically paid quarterly Dividend Priority » Generally preferred shareholders are entitled to receive dividends before common shareholders and have priority rights with regard to payments in the event of a liquidation of the company CMCT CIM Commercial Trust (NASDAQ: CMCT) is operated by CIM Group,® a community-focused real estate and infrastructure owner, operator and lender. CMCT principally owns and operates Class A and creative office properties in both thriving and improving metropolitan communities. In addition to the typical characteristics of preferred stock, CMCT's Series A Preferred Stock provides: Attractive Capital Structure3 » Aims to conserve and return the value of shareholders' capital Institutional-Quality Operator » CIM is an institutional owner and operator with decades of real estate experience Past performance does not guarantee future results. 1) Holders of the Series A Preferred Stock will be subject to inflation risk and the risk that interest rates may increase. 2) Dividends on the Series A Preferred Stock are cumulative and represent an obligation of the Company but are not guaranteed and may be decreased or suspended altogether at CMCT's discretion. 3) See disclosure on Page 7 regarding the target capital structure of CMCT. 6 www.cimgroup.com I © 2019 ceo Group I CMCT CIM Commercial Trust Corporation

Attractive Capital Structure We believe an appropriately balanced capital structure helps to preserve the preferred shareholders' position. Prudent, lower levels of debt can support a company's efforts to cover preferred dividends, which are distributed after debt payments have been made. Common equity can help protect preferred shareholders by acting as a "loss cushion." If a company's value decreases, common equity must be depleted before the value of preferred stock is impaired. How CMCT Preferred Equity Stacks Up The way companies are capitalized may impact the risk associated with owning preferred stock. We believe CMCT has an attractive capital structure, that supports the preservation of principal value and the availability of funds to provide stable income for preferred shareholders. Capital Stack1 (common stock as% of capitalization) 3% Preferred Stock When making payments. the company prioritizes preferred shareholders after debt obligations. 61% Common Stock Average listed REIT t 45% Common Stock CMCT Target2 Principal "Loss Cushion" 26% Common Stock If a loss in company value occurs. common stock will be affected first Average of the 10% of REITs with the most indebtedness 1) As a percentage of total capitalization. CMCT target is based on preferred stock and debt as a percentage of the fair value of assets. The "Median Listed REIT" and the "Average of the 1 Oo/o of REITs with the most indebtedness" charts are constructed using publicly available information of all companies in the SNL US Equity REIT index (the "Index") as of September 30, 2018. The companies in the Index are not all office REITs and therefore comparing their capital structure to that of CMCTs target structure may not be appropriate. Not all the companies in the Index contain preferred stock in their capital structure. 2) As of March 31, 2019, the capital structure of CMCT was: 32% debt and preferred stock (including Series A Preferred Stock and Series L Preferred Stock) and 68% common stock. CMCT CIM Commercial Trust Corporation I © 2019 ceo Group I www.cimgroup.com 7

Institutional Quality Operator Owner, Operator and Lender CIM's broad expertise includes decades of in-house research, acquisition, credit analysis, development, property management, finance, leasing and asset management experience, across all types of real estate and infrastructure. CIM's assets provide the goods, services, employment and support needed for communities to be successful. CIM has $30.2 billion in assets with offerings to institutional and retail partners across the risk-return spectrum.1 With a focus on community, CIM provides partners, co-investors and shareholders with a complementary slate of real asset strategies from opportunistic to stabilized equity, as well as preferred equity, debt and net-lease assets. CIM Community Focused Strategies $30.2 81 Assets Owned and Operated 1) As of March 31, 2019. Assets Owned and Operated (AOO) represents the aggregate assets owned and operated by CIM on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication. AOO also includes the $0.3 billion of AOO attributable to CIM Compass Latin America (CCLA), which is 50% owned and jointly operated by CIM. 8 www.cimgroup.com I © 2019 ceo Group I CMCT CIM Commercial Trust Corporation

Owner and operator of creative office properties in both thriving and improving metropolitan communities. CMCT CIM Commercial Trust Corporation I © 2019 ceo Group I www.cimgroup.com 9

Offering Overview CMCT Series A Preferred Stock and Warrants are eligible for taxable or qualified accounts and fee-based programs. Investment Features Series A Preferred Stock Units Offering Size Up to $900 million Offering Price $25.00 per unit Stated Value of Series A Preferred Stock $25.00 per share Offering Unit 1 share Series A Preferred Stock+ 1 warrant Minimum Initial Investment $10,000 (400 units) Preferred Stock Liquidity1 Preferred Stock Return/Dividend Rights Ratio Exercise Price Exercise Period » Months 1-24: Redeemable at $21.75 per preferred share » Months 25-60: Redeemable at $22.50 per preferred share » Months 61 +:Redeemable (and callable) at $25.00 per preferred share Annualized dividend of 5.5%, payable quarterly Warrant gives the shareholder the right, but not the obligation, to purchase CMCTs common stock as described below Right to purchase 1/4 share of common stock Equal to 115% of net asset value per share of common stock most recently published by CMCT rior to the time of issuance Exercisable in months 13-60 1) After the first anniversary of issuance, CMCT may redeem in cash or in CMCT's option and sole discretion, in equal value through the issuance of shares of CMCT Common Stock, based on the volume weighted average price of CMCT's common stock for the 20 trading days prior to the redemption. 2) Dividends are not guaranteed and may be decreased or suspended altogether at CMCT's discretion. 10 www.cimgroup.com I © 2019 ceo Group I CMCT CIM Commercial Trust Corporation

Discuss with your financial advisor how investing in CMCT Series A Prefrred Stock and Warrants may be appropriate for you. Contact CIM at 866-341-2653 or visit us at www.cimgroup.com/com-commercial for more information. 11 www.cimgroup.com I © 2019 ceo Group I CMCT CIM Commercial Trust Corporation

www.cimgroup.com/cim-commercial CIM 2398 East Camelback Road, 4th Floor, Phonenix, Arizona 85016 866.341.2653 www.cimgroup.com Securities Distributed By Affiliate Broker/Dealer: CCO Capital, LLC – Member FINRA/SIPC ©2019 CCO Group CMCT-BRO-GEN (7-19)